UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934

                               Infocrossing, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   2052 65101
                                   ----------
                                 (CUSIP Number)

Charles Auster with copies to:
Infocrossing, Inc.                                   S. Ward Atterbury, Esq.
2 Christie Heights Street                            White & Case LLP
Leonia, New Jersey  07605                            1155 Avenue of the Americas
(201) 840-4700                                       New York, NY 10036
                                                     212-819-8200
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 15, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box
|_|.

                                  ------------

CUSIP No. 2052 65101                SCHEDULE 13D

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles Auster              I.R.S. Identification No.
                                                              ------------------
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
                                                                          (b)|_|
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 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO/PF

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 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              868,446
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            868,446
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         868,446
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |_|
         CERTAIN SHARES

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.34%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

                               Infocrossing, Inc.

ITEM 1.   SECURITY AND ISSUEr

          This statement on Schedule 13D relates to the common stock, $0.01 par value per share ("Common Stock"), of Infocrossing, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 2 Christie Heights Street, Leonia, New Jersey, 07605.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement on Schedule 13D is being filed by Charles Auster ("Auster").

          (b) The address of Auster's principal place of business and principal office is 2 Christie Heights Street, Leonia, New Jersey 07605.

          (c) Auster's present principal occupation is President and Chief Executive Officer of the Company located at 2 Christie Heights Street, Leonia, New Jersey 07605.

          (d) During the last five (5) years, Auster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five (5) years, Auster has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgement, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Auster is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of June 15, 2000, the Company and Auster entered into an employment agreement (the "Employment Agreement") whereby, among other things, the Company awarded Auster Eight Hundred Thousand (800,000) shares of the Company's Common Stock (the "Restricted Shares").

          Auster was granted the Restricted Shares pursuant to the Employment Agreement and was not required to provide any funds.

          Additionally, pursuant to Section 5 of the Employment Agreement, Auster purchased 68,446 shares of the Company at a purchase price of $14.61 per share (the "Stock Investment").

          The source of funds used in entering into this transaction was Auster's personal funds. The amount of funds used in making the purchase of the Stock Investment is $999,996.06.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Auster entered into an Employment Agreement with the Company to become President and Chief Executive Officer of the Company, as well as a director of the Company. Auster's employment with the Company was effective as of June 15, 2000 and shall continue for a period of two years, on a renewable basis every two years, provided that neither the Company nor Auster provides written notice 60 days prior to June 15, 2002, or such subsequent anniversary of their intention not to renew. In addition to receiving an annual salary of $375,000 and a performance bonus of up to $187,500, and certain monetary and non-monetary benefits, the Company has awarded Auster 800,000 shares of the Company's Common Stock (the "Restricted Shares") which will be fully vested by June 15, 2004 subject to certain forfeiture and repurchase options.

          Auster purchased 68,446 shares of the Company's Common Stock at a price of $14.61 per share.

          In the event that Auster terminates his employment with the Company, he will be eligible, under certain circumstances, to receive a severance package which includes any unpaid salary, bonus and expenses as well as a payment equal to 200% of Auster's then current annual base salary and performance bonus earned for the immediately preceding fiscal year (the "Severance Payment").

          Auster  has  agreed to a number  of  non-compete  and  confidentiality
provisions   which  will  survive  beyond  the  termination  of  the  Employment
Agreement.

          Pursuant to an Amended and Restated Stockholders Agreement dated as of June 15, 2000, by and among the Company, DB Capital Investors, L.P., Sandler Capital Partners V, L.P., Sandler Internet Partners, L.P., Sandler Co-Investment Partners, L.P., certain Management Stockholders (of which Auster is one) party thereto and certain Non-Management Stockholders party thereto (the "Stockholders Agreement"), the board of directors of the Company will be increased from 9 to 10 directors.

          Additionally, the Restricted Shares will be subject to certain transfer restrictions, however, the 68,446 common shares purchased by Auster (the "Exempt Auster Shares") will be exempt from such restrictions. Additionally, the parties to the Stockholders Agreement agree to vote their shares for directors according to Section 3 of the Stockholders Agreement. Although Auster is not required to vote the Exempt Auster Shares in this manner, he is required to do so for so long as he holds the position of President and CEO of the Company and remains one of the nominees for director of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Auster's beneficial ownership of 868,446 shares of Common Stock constitutes beneficial ownership of 17.34% of the total number of shares of outstanding Common Stock.

          (b) Auster has the shared power to vote, dispose or direct the vote or disposition of the 868,446 shares of Common Stock.

          (c) During the past sixty days, other than the transactions described herein, Auster has not effected any transactions in shares of Common Stock.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Employment Agreement. Pursuant to the Employment Agreement, on June 15, 2000 (the "Commencement Date"), the Company awarded Auster Eight Hundred Thousand (800,000) shares of the Company's Common Stock (the "Restricted Shares"). The first 25% of the Restricted Shares vest on the first anniversary of the Commencement Date and the remaining 75% will vest in equal ratable amounts, so that these shares will be fully vested by June 15, 2004. The Restricted Shares may be fully vested prior to June 15, 2004 if certain events occur such as a change of control (as defined in the Employment Agreement) and the termination of Auster for reasons other than Cause or Non-Performance (as defined in the Employment Agreement). In certain instances the Restricted Shares are subject to complete or partial forfeiture, such as termination for Non-Performance. Moreover, the Company has the right to repurchase all unvested Restricted Shares.

          Additionally, pursuant to Section 5 of the Employment Agreement, Auster purchased, with his personal funds, 68,446 shares of Common Stock of the Company at a price of $14.61 per share (the "Stock Investment").

          Amended and Restated Stockholders Agreement. Pursuant to the Stockholders Agreement, the parties thereto agreed to certain restrictions on the transfer of shares, but with certain exceptions including an exception made for the Exempt Auster Shares purchased by Auster pursuant to the terms of
Section 5 of the Employment Agreement. Additionally, the parties to the Stockholders Agreement agreed to vote all their securities for an increase in the size of the Board of Directors from 9 to 10.

          Additionally, the parties agreed that with respect to the Exempt Auster Shares, Auster has no obligation under the Stockholders Agreement, except that Auster agreed that as long as he remains employed as President and CEO of the Company and he is designated by the Company as one of its nominees for director, he will vote such Exempt Auster Shares in favor of the election of nominees chosen pursuant to the Stockholders Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following exhibits are filed with this statement:

          1. Employment Agreement, dated as of June 15, 2000 between the Company and Auster.

          2. Amended and Restated Stockholders Agreement, dated as of June 13, 2000 by and among the Company, DB Capital Investors, L.P., Sandler Capital Partners V, L.P., Sandler Internet Partners, L.P., Sandler Co-Investment Partners, L.P., the Management Stockholders listed on Schedule A thereto and the Non-Management Stockholders listed on Schedule B thereto.

                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2000

                                             By:/s/Charles Auster
                                                --------------------------------
                                                Name:  Charles Auster

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.              Description
-----------              -----------

    1. Employment Agreement, dated as of June 15, 2000, between the Company and Auster.

    2. Amended and Restated Stockholders Agreement, dated as of June 15, 2000, by and among the Company, DB Capital Investors, L.P., Sandler Capital Partners V, L.P., Sandler Internet Partners, L.P., Sandler Co-Investment Partners, L.P., the Management Stockholders listed on Schedule A thereto and the Non-Management Stockholders listed on Schedule B thereto.